Exhibit 99.6

SOLAR FLOW-THROUGH FUNDS LTD

Combined Consolidated Financial Statements

And Independent Auditor’s Report thereon

For the period January 1, 2023 to October 23, 2023

 and year ended December 31, 2022

Expressed in Canadian Dollars

Independent Auditor’s Report

Grant Thornton LLP Suite 1600 333 Seymour Street Vancouver, BC V6B 0A4 T +1 604 687 2711 F +1 604 685 6569

To the Shareholders of Solar Flow-Through Funds Ltd

Opinion

We have audited the combined consolidated financial statements of Solar Flow-Through Funds Ltd (the “Company”), which comprise the combined consolidated statements of financial position as at October 23, 2023 and December 31, 2022, and the combined consolidated statements of income and comprehensive income, changes shareholders’ equity (deficit) and cash flows for the period ended October 23, 2023 and the year ended December 31, 2022, and notes to the combined consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying combined consolidated financial statements present fairly, in all material respects, the financial position of Solar Flow-Through Funds Ltd as at October 23, 2023, and December 31, 2022, and the results of its operations and its cash flows for the period ended October 23, 2023 and the year ended December 31, 2022 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Combined consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the combined consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Combined Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the combined consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of combined consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the combined consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Audit | Tax | Advisory © Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

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Auditor’s Responsibilities for the Audit of the Combined Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the combined consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these combined consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

●	Identify and assess the risks of material misstatement of the combined consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the combined consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the combined consolidated financial statements, including the disclosures, and whether the combined consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Vancouver, Canada April 25, 2024	Chartered Professional Accountants

Audit | Tax | Advisory © Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

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SOLAR FLOW-THROUGH FUNDS LTD

Combined Consolidated Statements of Financial Position

As at

	Notes	October 23, 2023	December 31, 2022
Assets
Current assets:
Cash		$29,391,123	$7,279,920
Trade and other receivables	4	3,262,152	1,847,630
Prepaid expenses and deposits	5	531,970	330,112
		33,185,245	9,457,662
Non-current assets:
Property, plant and equipment	6	70,523,142	74,249,630
Other assets	5	870,263	895,010
Derivative assets	10	2,777,639	2,047,987
		74,171,044	77,192,627
Total assets

Liabilities and Shareholders’ Equity		$107,356,289	$86,650,289

Current liabilities:
Accounts payable and accruals		$13,449,715	$13,164,919
Loan payable	8	1,207,807	2,264,814
Current portion of long-term debt	7	5,514,189	3,930,198
		20,171,711	19,359,931

Non-current liabilities:
Long-term debt	7	50,769,232	56,348,581
Lease obligations	9	6,980,516	7,262,490
Deferred tax liabilities	11	12,455,254	11,776,063
Due to related parties	12	1,434,379	1,435,225
		71,639,381	76,822,359
Total liabilities		$91,811,092	$96,182,290

Shareholders’ equity (Deficit):
Share capital	13	63,226,243	63,227,097
Deficit		(36,503,636)	(65,995,657)
		26,722,607	(2,768,560)
Non-controlling interests	14	(11,177,410)	(6,763,441)
Total shareholders’ equity (deficit)		15,545,197	(9,532,001)
Total liabilities and shareholders’ equity		$107,356,289	$86,650,289

Contingencies	19
Subsequent events	20

See accompanying notes to the combined consolidated financial statements.

Approved by the Board:

Matthew Wayrynen, CEO, Director

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SOLAR FLOW-THROUGH FUNDS LTD

Combined Consolidated Statements of Income and Comprehensive Income

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

	Notes	October 23, 2023	December 31, 2022

Revenue		$8,405,698	$9,430,321
Direct costs		(2,006,908)	(1,615,955)
Amortization	6	(3,984,671)	(4,897,120)
Gross profit		2,414,119	2,917,246
Operating expenses:
General and administrative	15	(3,676,991)	(2,812,290)
Project development (costs) recovery		(112,922)	114,963
Operating income		(1,375,794)	219,919
Finance costs		(2,187,211)	(3,081,658)
Change in fair value of interest rate swaps		729,653	3,147,431
Other income	16	28,585,576	1,733,423
Income before taxes		25,752,224	2,019,115
Tax expense:
Income tax recovery	11	-	10,076,691
Deferred tax expense	11	(679,190)	(5,155,479)
Net income and comprehensive income		$25,073,034	$6,940,327

Attributed to:
Common shareholders		$29,488,663	$8,090,337
Non-controlling interests	14	(4,415,629)	(1,150,010)
		$25,073,034	$6,940,327

See accompanying notes to the combined consolidated financial statements.

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SOLAR FLOW-THROUGH FUNDS LTD

Combined Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

	Number of units	Share Capital	Deficit	Non-controlling interests	Total shareholders’ (deficit)
December 31, 2021	679,280	$63,227,097	$(74,085,994)	$(5,613,431)	$(16,472,328)
Net income and comprehensive income	-	-	8,090,337	(1,150,010)	6,940,327
December 31, 2022	679,280	$63,227,097	$(65,995,657)	$(6,763,441)	$(9,532,001)

	Number of common shares	Share Capital	Deficit	Non-controlling interests	Total shareholders’ (deficit) equity
December 31, 2022	679,280	$63,227,097	$(65,995,657)	$(6,763,441)	$(9,532,001)
Exchange of units	(679,280)	-	-	-	-
Common shares issued Net income and	10,000,000	-	-	-	-
comprehensive income	-	-	29,488,663	(4,415,629)	25,073,034
Subsidiary dissolution	-	(854)	3,358	1,660	4,164
October 23, 2023	10,000,000	$63,226,243	$(36,503,636)	$(11,177,410)	$15,545,197

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SOLAR FLOW-THROUGH FUNDS LTD

Combined Consolidated Statements of Cash Flows

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

	Notes	October 23, 2023	December 31, 2022

Cash provided by (used in):

Operating activities:
Net income		$25,073,034	$6,940,327
Add back non-cash items:
Amortization	6	3,984,671	4,897,120
Finance costs		2,187,211	3,081,658
Change in fair value of interest rate swaps		(729,653)	(3,147,431)
Lease interest expense	9	312,939	400,966
Other income		-	(1,817,568)
Income tax recovery	11	-	(10,076,691)
Deferred tax expense	11	679,190	5,155,479
Changes in working capital	17	(1,184,123)	(504,081)
		30,323,269	4,929,779

Investing activities:
Acquisition of solar power systems		-	(226,243)
Acquisition of battery energy storage systems	6	(353,683)	-
Disposal of solar power systems		-	610,031
		(353,683)	383,788

Financing activities:		(6,182,569)	(6,246,111)
Net repayment of long-term debt
Net Repayment of loan payable		(1,057,007)	-
Repayment of lease obligations	9	(617,961)	(741,953)
Decrease in due to related parties		(846)	(2)
		(7,858,383)	(6,988,066)

Increase (decrease) in cash		22,111,203	(1,674,499)
Cash, beginning of period		7,279,920	8,954,419
Cash, end of period		$29,391,123	$7,279,920

See accompanying notes to the combined consolidated financial statements.

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

1.	Nature of operations:

Solar Flow-Through Funds Ltd (the “Company”) is engaged in the development and operation of solar photovoltaic power generation projects, battery energy storage systems and electric vehicle charging stations in Canada and the US. The address of the registered office of the Company is Suite 900 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

2.	Basis of preparation:

(a)	Statement of compliance and basis of presentation:

These combined consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

These combined consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair value.

These combined consolidated financial statements were authorized for issue by the Board of Directors on April 25, 2024.

The Company as presented in these combined consolidated financial statements is a not a legal group. It represents the combination of nine general partners, nine management companies, which were amalgamated into one consolidated management company during the period; and nine limited partnerships and their subsidiaries described in Note 2(b), which were dissolved into a corporation during the period (collectively now referred to as “the Company”). The Company is under the common ownership, directly or indirectly, of Berkley Renewables Inc. The Company’s financial statements have been prepared on a combined consolidated basis in support of the transaction described above. During the period ended October 23, 2023, the Company commenced a corporate reorganization between nine general partners, nine management companies and nine limited partnerships (the “Group”), including all entities controlled the Group, culminating in the completion of an amalgamation, on October 23, 2023, of the Group into a single corporate entity. For the periods presented in the combined consolidated financial statements, the individual entities combined were under common control.

(b)	Basis of consolidation:

(i)	Subsidiaries:

These combined consolidated financial statements include the financial statements of the Company and its subsidiaries for which it has a controlling interest. The Company controls an entity when it is exposed to, or has rights to, variable returns from its investment with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances and transactions are eliminated upon consolidation.

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

2.	Basis of preparation (continued):

(b)	Basis of consolidation (continued):

(i)	Subsidiaries (continued):

The method of accounting applied to the preparation of the combined consolidated financial statements is consolidation. Details of the Company’s ownership interests in its subsidiaries are as follows:

Name	Ownership interest
Solar High Yield Projects #1 Ltd.	100.00%
2344215 Ontario Inc.	100.00%
SHY1 2012 FIT2 Ltd.	100.00%
2343461 Ontario Inc.	100.00%
Icarus Whitesand Solar Limited Partnership	85.00%
2387276 Ontario Inc.	49.90%
2387280 Ontario Inc.	24.95%
2387281 Ontario Inc.	49.90%
2387282 Ontario Inc.	49.90%
2391395 Ontario Inc.	49.90%
SPN LP 7	49.90%
1000234763 Ontario Inc.	50.00%
1000234813 Ontario Inc.	50.00%
Solar Flow-Through Project #1 (2013) Ltd.	100.00%
2405402 Ontario Inc.	49.90%
2405514 Ontario Inc.	49.90%
2467260 Ontario Inc.	49.90%
Solar Flow-Through (2014) Ltd.	100.00%
Solar Flow-Through Projects (2014 Subco F2) Ltd.	100.00%
Solar Flow-Through (2015) Ltd.	100.00%
2405372 Ontario Inc.	49.90%
2469780 Ontario Inc.	49.90%
2405799 Ontario Inc.	49.90%
SFF Solar (2015) Ltd.	100.00%
Solar Flow-Through (2016) Ltd.	100.00%
2503072 Ontario Inc.	49.90%
2503225 Ontario Inc.	49.90%
2503903 Ontario Inc.	49.90%
Northern Development Solar 2016 Inc.	49.90%
Sunshine Solar Ontario 2016 Inc.	49.90%
Solar Flow-Through (2017-I) Ltd.	100.00%
Solar Flow-Through (2017-A) Ltd.	100.00%
Solar Flow-Through (2018-I) Ltd.	100.00%
Solar Flow-Through (2018-A) Ltd.	100.00%
15155355 Canada Inc.	100.00%
Sustainable Energies Corporation	100.00%
Sustainable Energies OR LLC	100.00%
Sustainable Energies CA LLC	100.00%
Sustainable Energies VA LLC	100.00%

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

2.	Basis of preparation (continued):

(b)	Basis of consolidation (continued):

(ii)	Functional and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar. The condensed consolidated financial statements are presented in Canadian dollars.

3.	Material accounting policies:

(a)	Property, plant and equipment:

Property, plant and equipment are comprised of solar power system assets, battery energy storage systems, right-of-use assets, and project development assets relating to projects that are owned and operated by the Company. Property, plant and equipment are stated at cost less accumulated amortization. Project development assets relate primarily to direct costs incurred in various stages of development prior to the commencement of operations of projects. For self-developed projects, the cost capitalized is the amount of the expenditure incurred for the engineering, procurement, and construction of the system. For projects acquired from third parties, the cost includes the consideration transferred and certain direct acquisition costs. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Initial recognition of right-of-use assets are disclosed in note 3(f). Initial and subsequent recognition of project development assets costs are disclosed in note 3(b).

When solar power systems are retired, or otherwise disposed of, the cost and accumulated amortization are removed from the condensed interim consolidated statements of financial position and any resulting gain or loss is included in profit or loss for the respective period. Amortization commences when the solar power systems reach commercial operation and is recognized using the straight-line method over the useful life of 20 years.

(b)	Project development costs:

Project development assets represent costs incurred for the acquisition and development of prospective projects. Project development costs are capitalized from the date a power purchase agreement is awarded, which is when the Company can demonstrate the availability of resources to complete the project and the technical feasibility of completing the project so that it will be available for use. Project development costs are initially capitalized as project development assets. Costs are reclassified to project development assets as part of solar power systems or battery energy storage systems, and amortization commences when the last project in a portfolio of projects has reached the date of commercial operation. Project development assets are amortized using the straight-line method over the useful life of the underlying projects ranging from 20 to 22 years. Any project development costs incurred prior to the contract award date are expensed due to uncertainties surrounding the project. Project development costs are written off in the period if the project is abandoned.

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

3.	Material accounting policies (continued):

(c)	Revenue recognition:

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies the 5-step approach to revenue recognition:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer.

When the Company owns and operates solar projects for the purpose of generating income from the sale of electricity over the life of the solar projects, electricity generation income is classified as revenue. Electricity generation income is recognized when the control of the electricity is transferred to the customer as promised in the sales contract.

The contracts are long-term with fixed prices with the Independent Electricity System Operator (“IESO”) in Ontario. The Company recognizes revenue over the life of the contract based on the volume of electricity delivered each month, which is only one performance obligation.

(d)	Financial instruments:

On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as FVTPL are expensed in the period in which they are incurred. Subsequent to initial recognition, financial instruments are measured as described below.

(i)	Financial assets:

Financial assets are classified and measured on the basis of their cash flow characteristics and the business model in which the asset is held. A financial asset is classified as FVTPL, fair value through other comprehensive income (“FVOCI”), or amortized cost. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or when it transfers substantially all the risks and rewards of ownership of the financial asset.

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

3.	Material accounting policies (continued):

(d)	Financial instruments (continued):

(i)	Financial assets (continued):

(A)	Financial assets at fair value through profit or loss:

A financial asset is measured at FVTPL if it is held-for-trading, is a derivative, is designated as such upon initial recognition, or does not meet the criteria for amortized cost method.

Financial instruments are designated at FVTPL if the Company manages such financial instruments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Financial instruments at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

(B)	Financial assets at amortized cost:

A financial asset is measured at amortized cost using the effective interest method if it is held within a business model whose objective is to hold assets to collect contractual cash flows, its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and it is not designated as at FVTPL. The Company’s financial assets at amortized cost are comprised of cash and trade receivables.

For the purposes of assessing whether contractual cash flows are solely payments of principal and interest, ‘principal’ is defined as the fair value of the financial asset on initial recognition and ‘interest’ is defined as consideration for the time value of money, for the credit risk associated with the principal amount outstanding during a particular period of time, and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the financial asset. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

●	contingent events that would change the amount or timing of cash flows;

●	terms that may adjust the contractual coupon rate, including variable-rate features;

●	prepayment and extension features; and

●	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

3.	Material accounting policies (continued):

(d)	Financial instruments (continued):

(ii)	Financial liabilities:

The Company initially recognizes financial liabilities at fair value when the Company becomes party to the contractual provisions of the instrument. The Company derecognizes a financial liability when the contractual obligations are discharged, cancelled, or expired. Subsequent to initial recognition, financial liabilities are measured at fair value through profit or loss or amortized cost.

(A)	Financial liabilities at fair value through profit or loss:

Financial liabilities are classified at FVTPL if they are held for trading or are derivative liabilities. The Company’s financial liabilities at FVTPL are comprised of derivative liabilities.

(B)	Financial liabilities at amortized cost:

Financial liabilities classified at amortized cost are those that are not classified as financial liabilities at FVTPL. Subsequent to initial recognition, they are carried at amortized cost using the effective interest method. The Company’s accounts payable and accruals, loan payable, due to related parties and long-term debt are classified at amortized cost.

The effective interest method is a method of calculating the amortized cost of an instrument and allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future contractual cash flows, including all transaction costs and other premiums or discounts, through the expected life of the debt instrument to the net carrying amount on initial recognition.

(C)	Derecognition and modification:

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid is recognized in profit or loss.

In the event the modification of the contractual cash flows of a financial instrument does not result in derecognition, the amortized cost of the instrument is recalculated as the present value of the estimated future contractual cash flows discounted at the financial instrument’s original effective interest rate. The adjustment is recognized in profit or loss.

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

3.	Material accounting policies (continued):

(d)	Financial instruments (continued):

(iii)	Determination of fair value

The fair value of financial assets and financial liabilities measured at FVTPL and FVOCI are determined by reference to their quoted closing bid price at the reporting date if they are traded in an active market. If no market data is available the Company estimates fair value based on future expected cash flows discounted using appropriate discount rates. For derivative instruments, fair value is estimated by management based on market information that includes adjustments to take account of the credit risk of the Company and the counterparty when appropriate.

(iv)	Expected credit losses:

In accordance with IFRS 9, loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost or at FVTPL are recognized. ECLs are updated at each reporting date on the basis of available information. The Company applies the simplified approach described in IFRS 9 to trade receivables, whereby the amount of any impairment allowance of a receivable is measured subsequent to initial recognition on the basis of lifetime expected credit losses.

(e)	Income taxes:

The Company and its subsidiaries are subject to taxes pursuant to the Income Tax Act (Canada) and provincial income tax acts. As a result, provisions for income taxes are made by the Company relating to income or temporary differences of the Company.

Income tax represents current tax and deferred tax. The Company’s subsidiaries record current tax based on the taxable income for the period calculated using tax rates that have been enacted or substantively enacted by the reporting / date. Deferred income taxes are accounted for using the asset-liability method. The asset-liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable income will be available against which the asset can be utilized.

(f)	Leases:

The Company is granted and permitted to use the selected property area for purposes of installing, maintaining, operating, repairing, replacing and removing solar generation equipment to provide solar electricity generation under the Feed-In Tariff (“FIT”) contracts. The Company recognizes a right-of-use asset and a lease obligation at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits.

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

3.	Material accounting policies (continued):

(f)	Leases (continued):

The lease term as defined under the FIT contracts shall expire on the day prior to the twentieth anniversary of the Milestone Commercial Operation Date. If the lease commencement date has not been achieved by twelve-month anniversary of the date of the lease, then at any time thereafter, either parties shall have the right to terminate the lease and the lease will terminate on the date that is fifteen days following the date of notification of termination given by the terminating party to the non-terminating party. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation. The lease obligation is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease obligation is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise an extension or termination option.

When the lease obligation is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in the combined consolidated statements of income and comprehensive income if the carrying amount of the right-of-use asset has been reduced to zero.

(g)	Impairment of non-financial assets:

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into cash-generating units (“CGUs”) which are the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Impairment losses are recognized in profit or loss. For assets other than goodwill, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

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SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

3.	Material accounting policies (continued):

(h)	Significant accounting judgments and estimates:

The preparation of combined consolidated financial statements requires management to use accounting estimates and exercise judgment in the process of applying its accounting policies. Actual results may differ from the estimates and assumptions used in preparing these combined consolidated financial statements. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of combined consolidated financial statements:

(i)	Common control:

Significant judgement is required in order to assess whether the Company is under common control. Refer to note 3 (h)(v) for further details on the factors considered in determining control. In preparing combined consolidated financial statements, management needs to exercise judgement in determining the appropriate accounting policies and the boundary of the reporting entity, such as primary users, reasons why the combined consolidated financial statements are being prepared and legal and regulatory requirements in which the combined consolidated financial statements will be released.

(ii)	Project development assets:

The Company has determined that project development costs can be capitalized as project development assets when the related FIT contract has been awarded from the IESO. Prior to this point, there is uncertainty of future economic benefit.

(iii)	Impairment of non-financial assets:

The application of the Company’s accounting policy for impairment of solar power systems impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, forecasts, capital has assessed impairments indicators include consideration of both external and internal sources of information, including factors such as market and economic conditions, forecasts, capital expenditure requirements, future operating costs, and production volumes. Management has assessed impairment indicators on the Company’s solar power systems and has concluded that no impairment indicators exist as at October 23, 2023.

16

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

3.	Material accounting policies (continued):

(h)	Significant accounting judgments and estimates (continued):

(iv)	Taxes:

The Company accounts for differences that arise between the carrying amount of assets and liabilities and their tax bases in accordance with IAS 12, Income Taxes, which requires deferred income tax assets only to be recognized to the extent that it is probable that future taxable profits will be available against which the deferred income tax assets can be utilized. The Company estimates future taxable profits based on financial models and projections. Any change to the estimates and assumptions used for the key operational and financial variables could affect the amount of deferred income tax assets recognized by the Company. Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period.

(v)	Consolidation:

The Company applies judgment in determining control over certain entities where the Company holds less than 50% of equity ownership. The judgment is based on a review of all contractual agreements to determine if the Company has control over the activities, projects, and financial and operating policies of the entities. The Company has included the results of nine general partners, a consolidated management company, and a corporation, which are under common control. The Company considered its aggregate economic interest in each of those entities along with other parties’ rights, including kick-out rights, and concluded that the Company is exercising its control as a principal.

(v)	Lease discount rates:

In determining the carrying amount of right-of-use assets and lease obligations, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate using a risk-free interest rate estimated by reference to the Government of Canada bond yield with an adjustment that reflects the Company’s credit rating, security, lease term, value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to changes in the business and macroeconomic environment.

(vi)	Amendments to existing accounting standards:

(A)	New standards and interpretations:

The following new standards and interpretations have been adopted since the release of the Company’s financial statements for the year ended December 31, 2022.

a.	Disclosure of accounting policies (amendments to IAS 1):

The IASB has issued amendments to IAS 1 Presentation of Financial Statements which require entities to disclose their “material” accounting policy information rather than their “significant” accounting policies.

17

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

3.	Material accounting policies (continued):

(h)	Significant accounting judgments and estimates (continued):

(vi)	Amendments to existing accounting standards (continued):

(A)	New standards and interpretations (continued):

a.	Disclosure of accounting policies (amendments to IAS 1) (countinued):

The amendments explain that accounting policy information is material if omitting, misstating or obscuring that information could reasonably be expected to influence decisions that the primary users of the financial statements make on the basis of those financial statements. The amendments also clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial. This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The adoption of these amendments did not have a significant impact on the Company’s Financial Statements.

b.	Definition of accounting estimates (amendments to IAS 8):

The IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which introduce a definition of accounting estimates and provide other clarifications to help entities distinguish accounting policies from accounting estimates. Under the amendments, accounting estimates are defined as “monetary amounts in financial statements that are subject to measurement uncertainty”. The amendments also emphasize that a change in an accounting estimate that results from new information or new developments is not an error correction, and that changes in an input or a measurement technique used to develop an accounting estimate are considered changes in accounting estimates if those changes in an input or measurement technique are not the result of an error correction. This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The adoption of these amendments did not have a significant impact on the Company’s Financial Statements.

c.	Deferred tax related to assets and liabilities arising from a single transaction (amendments to IFRS 1 and IAS 12):

The IASB has issued amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 12 Income Taxes which clarify that the initial recognition exemption set out in IAS 12 does not apply to transactions that give rise to equal taxable and deductible temporary differences. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations. This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The adoption of these amendments did not have a significant impact on the Company’s Financial Statements.

18

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

3.	Material accounting policies (continued):

(h)	Significant accounting judgments and estimates (continued):

(vi)	Amendments to existing accounting standards (continued):

(B)	Amendment to standard not yet adopted

Following is the new amendment to a standard issued by the IASB which is applicable to the Company’s financial statements:

Classification of liabilities as current or non-current (amendments to IAS 1):

Classification of liabilities as current or non-current (amendments to IAS 1) (continued):

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments:

●	clarify that the classification of liabilities as current or non-current should only be based on rights that are in place “at the end of the reporting period”

●	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability

●	make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2024. Earlier application is permitted. The amendment is expected to have no impact on the Company’s financial statements on adoption.

4.	Trade and other receivables:

	October 23, 2023	December 31, 2022
GST/HST receivable	$1,393,168	$1,339,541
Trade receivables	1,868,984	508,089
	$3,262,152	$1,847,630

5.	Prepaid expenses and deposits:

	October 23, 2023	December 31, 2022
Prepaid rent	$165,174	$82,825
Other prepaid expenses	153,958	157,725
Prepaid insurance	109,882	71,062
Prepaid operation and maintenance	84,456	-
Contract application deposits	18,500	18,500
	$531,970	$330,112

19

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

5.	Prepaid expenses and deposits (continued):

As at October 23, 2023, the non-current portion of prepaid rent of $870,263 (December 31, 2022 – $895,010) is presented as other assets.

6.	Property, plant and equipment:

	Solar power system assets	Battery energy storage systems	Right-of- use assets	Royalty contract assets	Project development assets	Total
Cost:
Balance, January 1, 2022	$58,329,379	$-	$9,314,959	$121,873	$30,530,328	$98,296,539
Additions	226,243	-	-	-	-	226,243
Disposals	(475,493)	-	(93,869)	-	-	(569,362)
Balance,
December 31, 2022	$58,080,129	$-	$9,221,090	$121,873	$30,530,328	$97,953,420
Additions	-	335,186	-	-	18,497	353,683
Disposals	(95,500)	-	-	-	-	(95,500)
Balance,
October 23, 2023	$57,984,629	$335,186	$9,221,090	$121,873	$30,548,825	$98,211,603

	Solar power system assets	Battery energy storage systems	Right-of- use assets	Royalty contract assets	Project development assets	Total
Accumulated amortization:
Balance, January 1, 2022	$11,890,825	$-	$1,505,676	$27,405	$5,551,356	$18,975,262
Disposals	(151,181)	-	(17,411)	-	-	(168,592)
Amortization	2,851,917	-	512,598	6,090	1,526,515	4,897,120
Balance,
December 31, 2022	$14,591,561	$-	$2,000,863	$33,495	$7,077,871	$23,703,790
Amortization	2,324,094	-	415,334	4,948	1,240,295	3,984,671
Balance,
October 23, 2023	$16,915,655	$-	$2,416,197	$38,443	$8,318,166	$27,688,461
Net book value,
December 31, 2022	$43,488,568	$-	$7,220,227	$88,378	$23,452,457	$74,249,630
Net book value,
October 23, 2023	$41,068,974	$335,186	$6,804,893	$83,430	$22,230,659	$70,523,142

20

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

7.	Long-term debt:

	October 23, 2023	December 31, 2022
Balance, January 1	$61,346,484	$64,585,280
Proceeds from long-term debt	-	1,000,000
Interest expense	2,186,850	3,044,488
Repayment of principal	(4,022,389)	(4,238,796)
Interest payments	(2,186,850)	(3,044,488)
	57,324,095	61,346,484
Deferred fees on long-term debt	(1,040,674)	(1,067,705)
Balance, Ending	56,283,421	60,278,779
Current portion	(5,514,189)	(3,930,198)
Non-current portion	$50,769,232	$56,348,581

As at October 23, 2023, the Company had 51 term loans secured by the underlying solar power system assets. The loans have interest payable quarterly with variable interest rates ranging from 1.56% plus Canadian Dollar Offering Rate (“CDOR”) to 3.34% plus CDOR and with fixed interest rates ranging from 4.45% to 6.06%. The effective interest rates range from 4.45% to 6.06% with principal and interest payments over the term range from 3 to 17 years, maturing between 2026 and 2040. The calculation and publication of CDOR will permanently cease after June 28, 2024. As a result, the loans will reference to Canadian Overnight Repo Rate Average (“CORRA”) after CDOR’s cessation.

The Company has entered into interest rate swap agreements to manage the risk related to fluctuations in variable interest rates. Interest rate swaps are accounted for as derivatives and recorded at fair value on the combined consolidated statements of financial position with change in fair value recorded in profit or loss. At October 23, 2023 the notional amount of the Company’s interest rate swap contracts was $28,733,132 (December 31, 2022 – $30,357,804) (note 10 (a)(i)).

The term loan agreements require the Company to maintain certain reporting covenants and minimum balances in the reserve fund accounts. As at October 23, 2023, the Company’s subsidiary, 2405799 Ontario Inc. (the “Borrower”), was not in compliance with its financial covenant to maintain a debt service coverage ratio (“DSCR”) of 1.30 for the four consecutive fiscal quarters ended. The DSCR for the Borrower was 1.04 as at June 30, 2023. Since the DSCR fell below 1.15, all rights of the Borrower to pay Distributions shall cease until such time as the DSCR increases above 1.30 and remains so for four consecutive quarters. On September 7, 2023, the Borrower received a notification letter from its lender that it was in default in the observance of this financial covenant and that the Borrower’s failure to rectify this default by October 7, 2023 to the lender’s satisfaction shall constitute an event of default under the credit agreement, which will entitle the lender to demand repayment of the loan in full. The borrower has made a principal repayment of $550,000 on February 29, 2024, and as a result, the lender waived the event of default. The entire balance of loan repayment has been presented as current portion of long-term debt in the combined consolidated financial statements.

21

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

7.	Long-term debt (continued):

Estimated principal repayments are as follows as at:

	October 23, 2023	December 31, 2022
Year 1	$5,514,189	$3,930,198
Year 2	3,941,636	4,832,639
Year 3	5,170,339	4,045,973
Year 4	5,220,362	5,270,290
Year 5	8,994,654	5,249,328
Year 6 and thereafter	28,482,915	38,018,056
Total	$57,324,095	$61,346,484

8.	Loan payable:

For the period January 1, 2023 to October 23, 2023, the Company had 32 (Year ended December 31, 2022 – 60 CEBA loans) Canada Emergency Business Account loans (“CEBA loans”) from the Government of Canada for a total of $1,920,000 (Year ended December 31, 2022 – $3,600,000). The CEBA loans have 0% interest and no repayment required before January 18, 2024. If the principal amount of $1,280,000 is repaid by January 18, 2024, the remaining principal of $640,000 will be forgiven. If the CEBA loans remain outstanding after January 18, 2024, only interest payments at 5% per annum are required until full principal is due on December 31, 2026. During the period January 1, 2023 to October 23, 2023, the Company has made the repayment of $1,120,000 for 28 CEBA loans.

Loan payable is recognized in accordance with IFRS 9, Financial Instruments, as a financial liability at amortized cost. The benefit of the market rate shall be measured as the difference between the initial carrying value of the loan (being the present value of a similar loan at market rates) and the proceeds received. For the period January 1, 2023 to October 23, 2023, the Company had the carrying value of the CEBA loans at $1,207,807 (Year ended December 31, 2022 – $ 2,264,814), using a discount rate of 6%, which was the estimated rate for a similar loan without the interest-free component. The remaining difference of $72,202 (Year ended December 31, 2022 – $135,379) was accreted to loan payable over the term of the CEBA loan and offset to other income on the combined consolidated statements of income and comprehensive income. For the period January 1, 2023 to October 23, 2023, accretion expense reversed for the CEBA loans was $63,177 (Year ended December 31, 2022 – $nil) due to the repayment of the loans.

22

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

9.	Lease obligations:

	October 23, 2023	December 31, 2022

Balance, January 1	$7,884,871	$8,308,130
Derecognition of lease obligations	-	(82,272)
Lease payments	(617,961)	(741,953)
Interest expense	312,939	400,966
Balance, Ending	7,579,849	7,884,871
Current portion	(599,333)	(622,381)
Non-current portion	$6,980,516	$7,262,490

The current portion of lease obligations are presented within accounts payable and accruals.

The following table presents contractual discounted and undiscounted cash flows for lease obligations as at October 23, 2023:

	2023	2024	2025	2026	2027	2028 and thereafter	Total
Lease payments	$135,665	$773,620	$773,620	$773,620	$773,620	$7,272,464	$10,502,609
Interest expense	(69,778)	(363,185)	(342,187)	(320,114)	(296,912)	(1,530,584)	(2,922,760)
Net present value	$65,887	$410,435	$431,433	$453,506	$476,708	$5,741,880	$7,579,849

10.	Financial instruments:

The Company as part of its operations carries financial instruments consisting of cash, trade receivables, accounts payable and accruals, loan payable, due to related parties, derivative assets, and long-term debt.

(a)	Fair value:

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

i.	Level 1: Quoted prices in active markets for identical assets or liabilities.

ii.	Level 2: Inputs other than quoted prices that are observable for the asset or liability.

iii.	Level 3: Inputs for the asset or liability that are not based on observable market data.

The carrying amounts of cash, trade receivables, accounts payable and accruals approximate their fair values due to the short-term maturities of these items. The carrying amounts of loan payable and long-term debt approximate their fair value as they are calculated by reference to market rates of interest for similar instruments (Level 2).

23

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

10.	Financial instruments (continued):

(a)	Fair value (continued):

The fair value of assets and liabilities are determined using Level 2 inputs. There were no gains or losses recognized in respect of Level 3 fair values during the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022.

(i)	Derivative assets for interest rate swaps:

The Company has entered into interest rate swaps to effectively hedge the floating rate term loans into fixed rate arrangements by receiving floating rate and paying fixed rate payments. The fair value of the interest rate swaps is based on discounting estimates of future floating rate and fixed rate cash flows for the remaining term of the interest rate swaps. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty.

	Carrying amount Notional
		Derivative
As at October 23, 2023	amount	assets

Interest rate swaps:
2343461 Ontario Inc.	$2,707,460	$265,370
2344215 Ontario Inc.	2,890,170	268,337
2387276 Ontario Inc.	4,816,090	503,091
2387280 Ontario Inc.	2,254,243	254,519
2387281 Ontario Inc.	2,450,350	226,169
2391395 Ontario Inc.	1,393,062	144,667
SHY1 2012 FIT2 Ltd.	2,641,257	269,138
Icarus Whitesand Solar Limited Partnership	1,932,333	175,597
SPN LP 7	5,358,881	446,638
Solar Flow-Through Projects (2014 Subco F2) Ltd.	2,289,286	224,113
	$28,733,132	$2,777,639

	Carrying amount Notional
		Derivative
As at December 31, 2022	amount	assets

Interest rate swaps:
2343461 Ontario Inc.	$2,887,056	$224,464
2344215 Ontario Inc.	3,092,493	220,742
2387276 Ontario Inc.	5,006,106	359,572
2387280 Ontario Inc.	2,290,027	188,476
2387281 Ontario Inc.	2,626,231	140,889
2391395 Ontario Inc.	1,477,088	102,500
SHY1 2012 FIT2 Ltd.	2,787,034	226,760
Icarus Whitesand Solar Limited Partnership	2,026,061	138,434
SPN LP 7	5,748,192	261,145
Solar Flow-Through Projects (2014 Subco F2) Ltd.	2,417,516	185,005
	$30,357,804	$2,047,987

24

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

10.	Financial instruments (continued):

(b)	Financial risk management:

(i)	Credit risk:

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

Confirmations for related party balances have been received and provided to defer any payments until after October 1, 2024. Amounts due from related parties are with entities under common management. The Company has assessed the creditworthiness of its related parties and determined the credit risk to be low.

Trade receivables are due from local electricity utility entities in Ontario, all of which are government entities with high creditworthiness and the Company has determined the credit risk to be low. Cash has low credit risk as it is held by internationally recognized financial institutions.

(ii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. As at October 23, 2023, the Company had a working capital surplus of $13,013,534 (December 31, 2022 deficit – $9,902,269). All of the Company’s financial liabilities are subject to normal trade terms.

(iii)	Market risk:

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and currency risk.

(A)	Interest rate risk:

The Company is not exposed to interest rate risk as loan payable amounts have fixed rates of interest and long-term debt amounts have fixed interest rates or interest rates are fixed through interest rate swaps (note 10(a)(i)).

(B)	Currency risk:

The Company does not have financial assets or liabilities held in a foreign currency.

25

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

11.	Income taxes:

The provision for income taxes differs from the results which would be obtained by applying the combined Federal and Provincial tax rate of approximately 26.5% (December 31, 2022 – 26.5%) to income before taxes. This difference results from the following items:

	October 23, 2023	December 31, 2022

Income before taxes	$25,752,224	$2,860,289
Effective Canadian statutory tax rate	26.5%	26.5%
Expected tax expense	$6,824,339	$757,977
Tax effects of:
Rate differential	(829,450)	(886,798)
Permanent and other	(8,541,667)	282,450
Changes in unrecognized deferred tax assets	3,225,968	(5,074,841)
Tax expense (recovery)	$679,190	$(4,921,212)

The components of the net deferred tax assets and liabilities are as follows:

	October 23, 2023	December 31, 2022
Deferred tax assets:
Lease obligations	$1,672,053	$1,737,047
Non-capital loss carry forward	518,182	1,088,383
	2,190,235	2,825,430
Deferred tax liabilities:
Solar power systems	(6,544,204)	(6,210,275)
Project development assets	(5,891,126)	(6,214,901)
Right-of-use assets	(1,627,349)	(1,726,408)
Derivative instruments and other	(571,183)	(436,828)
Long-term debt	(11,627)	(13,081)
	(14,645,489)	(14,601,493)
Net deferred tax liabilities	$(12,455,254)	$(11,776,063)

As at October 23, 2023, the Company had $4,523,903 (December 31, 2022 – $5,376,262) of deductible temporary differences that have not been recognized and the Company has non-capital loss carry forwards of $6,507,120 (December 31, 2022 – $13,016,847) which begin to expire in 2033. For the period January 1, 2023 to October 23, 2023, the Company recognized current tax of nil. For the year ended December 31, 2022, the Company recognized a current tax recovery of $10,076,691 due to a change in estimate of its calculation of a royalty amount owing between the Partnership’s subsidiaries pursuant to funding and royalty agreements.

26

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

12.	Related party transactions:

As at October 23, 2023, the Company has due to related parties of $1,434,379 (December 31, 2022 - $1,435,225) owed to Berkley Renewables Inc., which has an 83.25% of the ownership interest in the nine general partners and consolidated management company. The amounts due are unsecured, non-interest bearing and due on demand. As at October 23, 2023, the related parties have confirmed that no repayments are required for amounts due to related parties until after November 1, 2024. Accordingly, due to related party balances are recorded as non-current balances.

Key management includes the Company’s directors and executive officers including its Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. For the period January 1, 2023 to October 23, 2023, the salaries and benefits paid to key management was $762,290 (Year ended December 31, 2022 – $807,542).

13.	Share capital:

As at October 23, 2023, the authorized share capital of the Company consisted of an unlimited number of common shares without par value, and 10,000,000 common shares, 565,999 Class A Tracking Shares, 641,998 Class B Tracking Shares, and 649,001 Class C Tracking Shares are issued and outstanding.

27

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

14.	Non-controlling interests:

Summarized financial information for the Company’s subsidiaries that have non-controlling interests (“NCIs”) is set out below. The amounts are before intercompany eliminations. As at October 23, 2023, the subsidiaries have shareholder resolutions where 100% of the pre- construction development costs (“PCDCs”) is distributed to their parent companies, which has resulted in the equity adjustment in the table below.

As at October 23, 2023	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets (liabilities)	Equity adjustment	Carrying amount of NCI

Icarus Whitesand Solar Limited Partnership	$451,667	$1,907,817	$299,938	$2,424,901	$(365,355)	$-	$(37,593)
1000234763 Ontario Inc.	47,544	379,823	166,220	372,425	(111,278)	-	(55,639)
1000234813 Ontario Inc.	23,524	218,860	83,110	183,071	(23,797)	-	(11,899)
2387276 Ontario Inc.	1,571,495	8,030,082	805,455	8,885,801	(89,679)	(127,750)	(108,932)
2387280 Ontario Inc.	672,104	2,107,320	294,659	2,870,353	(385,588)	-	(311,839)
2387281 Ontario Inc.	667,591	2,904,585	338,172	3,432,394	(198,390)	-	(99,393)
2387282 Ontario Inc.	1,963,524	10,101,792	1,229,132	12,246,070	(1,409,886)	(637,513)	(1,027,988)
2391395 Ontario Inc.	368,339	1,797,686	213,618	2,270,796	(318,389)	-	(159,513)
SPN LP 7	1,430,527	5,732,522	719,776	5,135,066	1,308,207	-	655,463
2405372 Ontario Inc.	69,043	-	48,794	-	20,249	(43,251)	(11,273)
2405402 Ontario Inc.	829,376	3,568,431	764,941	5,051,334	(1,418,468)	(2,674,051)	(2,032,650)
2405514 Ontario Inc.	205,988	5,343,279	404,611	6,119,903	(975,247)	(519,455)	(750,249)
2405799 Ontario Inc.	402,108	3,137,466	314,608	4,227,782	(1,002,816)	(611,377)	(808,711)
2467260 Ontario Inc.	475,974	-	432,119	35,110	8,745	(1,520,327)	(757,302)
2469780 Ontario Inc.	100,652	2,609,374	146,978	3,477,608	(914,559)	(28,576)	(456,180)
2503072 Ontario Inc.	421,431	6,712,343	626,041	7,290,881	(783,149)	(1,105,457)	(946,192)
2503225 Ontario Inc.	772,358	7,199,374	868,859	8,619,609	(1,516,736)	(2,366,182)	(1,945,342)
2503903 Ontario Inc.	310,747	-	295,417	14,077	1,253	(994,801)	(495,262)
Northern Development Solar 2016 Inc.	652,449	3,595,905	652,760	4,360,109	(764,515)	(2,109,914)	(1,440,089)
Sunshine Solar Ontario 2016 Inc.	233,211	-	231,285	7,937	(6,011)	(746,139)	(376,827)
	$11,669,652	$65,346,659	$8,936,493	$77,025,227	$(8,945,409)	$(13,484,793)	$(11,177,410)

For the period January 1, 2023 to October 23, 2023	Net income (loss) and comprehensive income (loss)	Allocated to NCI

Icarus Whitesand Solar Limited Partnership	$466,445	$64,639
1000234763 Ontario Inc.	(111,478)	(55,639)
1000234813 Ontario Inc.	(23,997)	(11,899)
2387276 Ontario Inc.	(163,469)	(81,898)
2387280 Ontario Inc.	(5,344)	(4,011)
2387281 Ontario Inc.	(51,737)	(25,921)
2387282 Ontario Inc.	(1,348,425)	(675,561)
2391395 Ontario Inc.	9,668	4,844
SPN LP 7	2,229,898	1,117,179
2405372 Ontario Inc.	(43,291)	(21,689)
2405402 Ontario Inc.	(2,250,226)	(1,134,863)
2405514 Ontario Inc.	936,436	469,155
2405799 Ontario Inc.	(988,062)	(495,019)
2467260 Ontario Inc.	(1,523,323)	(763,185)
2469780 Ontario Inc.	159,329	79,824
2503072 Ontario Inc.	(556,335)	(278,724)
2503225 Ontario Inc.	(1,735,258)	(869,364)
2503903 Ontario Inc.	(990,577)	(496,279)
Northern Development Solar 2016 Inc.	(1,706,357)	(854,885)
Sunshine Solar Ontario 2016 Inc.	(763,140)	(382,333)
	$(8,459,243)	$(4,415,629)

28

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

14.	Non-controlling interests (continued):

As at December 31, 2022	Current assets	Non- current assets	Current liabilities	Non- current liabilities	Net assets (liabilities)	Carrying amount of NCI

Icarus Whitesand Solar Limited Partnership	$417,848	$2,021,890	$245,013	$3,021,197	$(826,472)	$(102,232)
2387276 Ontario Inc.	1,110,076	8,314,710	631,496	8,847,251	(53,961)	(27,034)
2387278 Ontario Inc.	1,282	-	-	4,596	(3,314)	(1,660)
2387280 Ontario Inc.	450,387	2,161,145	218,501	2,773,274	(380,244)	(307,828)
2387281 Ontario Inc.	590,799	2,981,233	267,524	3,451,161	(146,653)	(73,473)
2387282 Ontario Inc.	1,111,286	10,653,264	1,172,238	11,291,286	(698,974)	(352,426)
2391395 Ontario Inc.	284,459	1,854,442	124,433	2,342,524	(328,057)	(164,357)
SPN LP 7	1,373,994	5,867,743	454,289	7,709,138	(921,690)	(461,716)
2405372 Ontario Inc.	18,790	1,500	-	-	20,290	10,416
2405402 Ontario Inc.	26,264	3,765,665	10,126	5,576,595	(1,794,792)	(897,787)
2405514 Ontario Inc.	72,501	5,618,503	136,205	7,985,937	(2,431,137)	(1,219,404)
2405799 Ontario Inc.	360,049	3,292,739	103,316	4,175,604	(626,131)	(313,692)
2467260 Ontario Inc.	4,742	7,000	-	-	11,742	5,883
2469780 Ontario Inc.	139,673	2,736,898	68,393	3,910,643	(1,102,465)	(536,004)
2503072 Ontario Inc.	64,150	7,048,744	248,834	8,196,328	(1,332,268)	(667,468)
2503225 Ontario Inc.	58,446	7,570,390	204,607	9,571,889	(2,147,661)	(1,075,978)
2503903 Ontario Inc.	523	7,500	-	5,993	2,030	1,017
Northern Development Solar 2016 Inc.	22,324	3,785,876	56,542	4,919,731	(1,168,072)	(585,204)
Sunshine Solar Ontario 2016 Inc.	7,489	3,500	-	-	10,991	5,506
	$6,115,082	$67,692,742	$3,941,517	$83,783,147	$(13,916,838)	$(6,763,441)

Year ended December 31, 2022	Net income (loss) and comprehensive income (loss)	Allocated to NCI

Icarus Whitesand Solar Limited Partnership	$60,061	$12,668
2387276 Ontario Inc.	386,319	205,767
2387278 Ontario Inc.	(2,136)	11,150
2387280 Ontario Inc.	244,764	202,002
2387281 Ontario Inc.	300,633	162,838
2387282 Ontario Inc.	(330,317)	(177,766)
2391395 Ontario Inc.	59,735	42,148
SPN LP 7	463,384	244,376
2405372 Ontario Inc.	(4,573)	9,930
2405402 Ontario Inc.	(561,892)	(269,287)
2405514 Ontario Inc.	(724,446)	(350,727)
2405799 Ontario Inc.	(318,734)	(147,465)
2467260 Ontario Inc.	(3,521)	10,457
2469780 Ontario Inc.	(343,553)	(159,899)
2503072 Ontario Inc.	(576,597)	(276,654)
2503225 Ontario Inc.	(952,207)	(464,835)
2503903 Ontario Inc.	(2,136)	11,150
Northern Development Solar 2016 Inc.	(476,440)	(226,476)
Sunshine Solar Ontario 2016 Inc.	(3,210)	10,613
	$(2,784,866)	$(1,150,010)

29

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

15.	General and administrative expenses:

	October 23, 2023	December 31, 2022

Office and administrative	$1,936,554	$1,935,124
Legal fees	1,241,364	394,427
Audit fees	194,061	182,285
Professional fees	173,250	168,711
Rent	90,929	105,256
Insurance	40,833	26,487
	$3,676,991	$2,812,290

16.	Other income:

	October 23, 2023	December 31, 2022

Recovery of PCDCs	$28,682,616	$-
Other items	(97,040)	1,512,071
Gain on sale of solar power systems	-	221,352
	$28,585,576	$1,733,423

For the period January 1, 2023 to October 23, 2023, the Company received $28,682,616 (Year ended December 31, 2022 – $nil) from the IESO as recovery of PCDCs due to termination of FIT contracts.

17.	Changes in working capital:

	October 23, 2023	December 31, 2022
Trade and other receivables	$(1,414,522)	$287,512
Accounts payable and accruals	307,845	(801,755)
Other assets	124,412	66,778
Prepaid expenses and deposits	(201,858)	(56,616)
	$(1,184,123)	$(504,081)

30

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

18.	Capital management:

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	October 23, 2023	December 31, 2022

Long-term debt – non-current portion (note 7)	$50,769,232	$56,348,581
Deficit	(36,503,636)	(65,995,657)

	$14,265,596	$(9,647,076)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, or sale of assets. As at October 23, 2023, the Company’s subsidiary, 2405799 Ontario Inc. (the “Borrower”), was not in compliance with its financial covenant to maintain a debt service coverage ratio (“DSCR”) of 1.30 for the four consecutive fiscal quarters ended. The DSCR for the Borrower was 1.04 as at June 30, 2023. Since the DSCR fell below 1.15, all rights of the Borrower to pay Distributions shall cease until such time as the DSCR increases above 1.30 and remains so for four consecutive quarters. On September 7, 2023, the Borrower received a notification letter from its lender that it was in default in the observance of this financial covenant and that the Borrower’s failure to rectify this default by October 7, 2023 to the lender’s satisfaction shall constitute an event of default under the credit agreement, which will entitle the lender to demand repayment of the loan in full. The borrower has made a principal repayment of $550,000 on February 29, 2024, and as a result, the lender waived the event of default. The entire balance of loan repayment has been presented as current portion of long-term debt in the combined consolidated financial statements. The Company has determined it will have sufficient funds to meet its current operating and development obligations for at least 12 months from the reporting date. There has not been any significant change in capital management from the prior year.

19.	Contingencies:

Transaction Success Bonus Agreement:

On July 10, 2023, resolutions were passed at the special meetings of the limited partners, which included approval for the Company to pay past and current directors a success bonus in the aggregate amount of $1.3 million upon completion of a going public transaction. This payment will be paid in securities of the Company, cash, or a combination thereof.

31

SOLAR FLOW-THROUGH FUNDS LTD

Notes to Combined Consolidated Financial Statements

For the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022

20.	Subsequent events:

On March 19, 2024, the Company entered into a definitive agreement (the “Agreement”) with SolarBank Corporation (Cboe CA:SUNN; OTC:SUNNF; FSE:GY2) (“SolarBank”) to sell all of the issued and outstanding common shares of the Company through a plan of arrangement for an aggregate purchase price of up to $41.8 million in an all stock deal (the “Transaction”). The Transaction values the Company at up to $45 million but the consideration payable excludes the common shares of the Company currently held by SolarBank.

Under the terms of the Transaction, SolarBank has agreed to issue up to 5,859,567 common shares for an aggregate purchase price of up to $41.8 million, representing $4.50 per common share of the Company. The number of SolarBank Shares was determined using a 90 trading day volume weighted average trading price as of the date of the Agreement which is equal to $7.14 (the “Agreement Date VWAP”). The Transaction represents a 7% premium to a valuation report prepared by Evans & Evans, Inc. on the Company and its assets. Through the Transaction, SolarBank will acquire the company’s 70 operating solar power sites, along with its pipeline of battery energy storage projects and electric vehicle charging stations.

The consideration for the Transaction consists of an upfront payment of approximately 3,575,638 SolarBank Shares ($25.53 million) and a contingent payment representing up to an additional 2,283,929 SolarBank Shares ($16.31 million) that will be issued in the form of contingent value rights (“CVRs”). The SolarBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between the Company, the Ontario Independent Electricity System Operator (“IESO”) and the major suppliers for the Company BESS portfolio and the binding terms of the debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, Evans & Evans, Inc. shall revalue the BESS portfolio and SolarBank shall then issue SolarBank Shares having an aggregate value that is equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by Evans & Evans, Inc. plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares issued for the CVRs will be 2,283,929 SolarBank Shares.

Under the terms of the Transaction, the Company shareholders will receive consideration of (i) $25.53 million, representing approximately $2.75 per the Company common share or 0.3845938 of a SolarBank Share for every the Company common share; and (ii) up to $16.31 million in CVRs that may, on satisfaction of the CVR Conditions, be exchanged for SolarBank Shares representing up to approximately $1.75 per the Company common share or up to 0.2456582 of a SolarBank Share for every the Company common share.

Prior to the Company Meeting, SolarBank will convert $4.7 million of a receivable that is due from the Company to SolarBank into 663,403 common shares of the Company for the purpose of voting such shares in favor of the Transaction at the the Company Meeting. If the Agreement is terminated, then SolarBank shall have the option exercisable to return the common shares of the Company to the Company for cancellation and thereafter the receivable shall again be due and owing by the Company to SUNN. After conversion of the receivable, SolarBank will hold 1,366,223 common shares of the Company of a total of 10,663,403 common shares.

All SolarBank Shares issued in the Transaction, including SolarBank Shares issued on conversion of the CVRs or the Company Tracking Shares, if any, will be subject to transfer restrictions pursuant to a release schedule as set forth in the table below:

Release date	Percentage
Closing	0%
6 Months from closing	5%
12 Months from closing	5%
18 Months from closing	5%
24 Months from closing	5%
27 Months from closing	20%
30 Months from closing	20%
33 Months from closing	20%
36 Months from closing	20%

In addition to the Company shareholder approval, the Transaction is subject to normal course regulatory approvals and the satisfaction of customary closing conditions. Subject to the satisfaction of these conditions, SolarBank expects that the Transaction will be completed during the second calendar quarter of 2024.

32